UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-42130

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Northbridge Financial Services (f/k/a Hans, Christian, Anderson, Inc.)

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3650 West Liberty
(No. and Street)

Ann Arbor	Michigan	48103
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Hans	734-995-2000	hansa@umich.edu
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MRPR Group, P.C.
(Name – if individual, state last, first, and middle name)

28411 Northwestern Hwy, Suite 800	Southfield	Michigan	48034
(Address)	(City)	(State)	(Zip Code)

9/22/2009	3744
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew C. Hans _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Northbridge Financial Services (f/k/a Hans, Christian, Anderson Inc.) _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:
President

KARI MOYLE
Notary Public - State of Michigan
County of Jackson
My Commission Expires Sep 5, 2024
Acting in the County of Washtenaw

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
<u>**FOR THE YEAR ENDED DECMBER 31, 2021**</u>

<u>**TABLE OF CONTENTS**</u>



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Northbridge Financial Services
f/k/a Hans, Christian, Anderson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northbridge Financial Services f/k/a Hans, Christian, Anderson, Inc. as of December 31, 2021, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northbridge Financial Services as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northbridge Financial Services' management. Our responsibility is to express an opinion on Northbridge Financial Services' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northbridge Financial Services in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I " Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") have been subjected to audit procedures performed in conjunction with the audit of Northbridge Financial Services' financial statements. The supplemental information is the responsibility of Northbridge Financial Services' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I "Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission", Schedule II "Schedule of Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3 (Exemption)" and Schedule III "Schedule of Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption)") are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Northbridge Financial Services' auditor since 1990.

Southfield, Michigan
March 23, 2022

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$ 8,926
Marketable security	5,150
Prepaid expenses	354
Total assets	$ 14,430

SHAREHOLDER'S EQUITY

Shareholder's equity:	
Common stock, $1 stated value; authorized, 50,000 shares; issued and outstanding, 100 shares	$ 100
Additional paid-in capital	26,005
Retained earnings (deficit)	(11,675)
Total shareholder's equity	$ 14,430

See notes to financial statements.

3

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUE:

Other income	$ 6,255
Dividend income	105
Unrealized gain	168
Total revenue	6,528

OPERATING EXPENSE:

Bank fees	84
Professional service fees	4,460
Fidelity bond	425
Regulatory fees	1,795
Total operating expense	6,764

NET LOSS $ (236)

See notes to financial statements.

4

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount			
BALANCE, DECEMBER 31, 2020	100	$ 100	$ 26,005	$(11,439)	$ 14,666
NET LOSS	-	-	-	(236)	(236)
BALANCE, DECEMBER 31, 2021	100	$ 100	$ 26,005	$(11,675)	$ 14,430

See notes to financial statements.

5

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(236)
Unrealized gain		(168)
Adjustments to reconcile net loss to net cash provided		
by operating activities:		
Prepaid expenses		425
Net cash provided by operating activities		21
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		8,905
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	8,926

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Interest	$	-
Income taxes		-

See notes on financial statements

6

NOTE 1 -Nature of Operations

Organization – Northbridge Financial Services f/k/a/ Hans, Christian, Anderson, Inc. was incorporated February 2, 1990 for the purpose of doing business as a broker-dealer. The Company is a member of the National Association of Securities Dealers and monitored by Financial Industries Regulatory Authority (FINRA). The Company is a securities broker-dealer that introduces transactions and accounts on a fully disclosed basis and does not carry customer accounts or holds customers securities.

NOTE 2 – Summary of Significant Accounting Policies

Use of estimates in the preparation of financial statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and expense during the reporting period. Actual results could offer from those estimates.

Revenue recognition – The Company recognizes revenue from contracts with customers in accordance with FASC ASC 606. The Company did not have any revenue from contracts with customers for 2021.

Computation of customer reserve – The Company is exempt from reserve requirements and providing information relating to possessions or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(i).

Income taxes – The Company and its shareholders has elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, Federal income taxes are not provided for the accompanying financial statements.

Cash and cash equivalents – The Company considers any investment with a maturity of three or less at date of purchase to be cash or cash equivalent. At December 31, 2021, cash consists of cash in bank accounts and in E*TRADE Securities.

NOTE 2 – Summary of Significant Accounting Policies (Continued)

Marketable security and fair value measurements – Marketable security is considered as a trading security and is carried at market value.

The Company has established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described as follows
Level 1 – Inputs use to quoted prices in active markets for identical assets or liabilities that the Company has ability to access.

Level 2 – Inputs use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 3 – Inputs are unobservable and significant to the fair value measurement, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

At December 31, 2021, the Company's marketable security has been determined as Level 1.

Events occurring after reporting date – The Company has evaluated events and transactions that occurred between December 31, 2021 and March 23, 2022, which is the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no subsequent events to recognize or disclose.

NOTE 3 – Marketable Security

At December 31, 2021, the marketable security consists of the following:

	Number of shares	Original Cost	Market Value
Intel Corp.	100	$ 2,696	$ 5,150

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission "Uniform Net Capital Rule" Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

In accordance with the "Uniform Net Capital Rule" investments held at the broker dealers are considered as non-allowable assets unless the broker dealer provides a letter allowing the Company to use the investments as part of net capital (PAIB accounts). At December 31, 2021, the Company has permission to include cash and equities held at E*Trade Securities with a market value of $4,297 (net of haircut of $853), as available for the net capital purposes.

December 31, 2021, the Company had net capital of $13,223 which was $8,223 in excess of the capital of $5,000.

There are no differences between the Computation of Net Capital as reported in the 2021 FOCUS reports and the amount reported in the audited financial statements.

NOTE 5 – Transactions with Related Company

At times, the company receives income from an entity related by common ownership for to cover the cost of administrative services. This amount has been included as other income.

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

DECEMBER 31, 2021

SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE I, SCHEDULE OF COMPUTATION OF NET
CAPITAL UNDER RULE 15C3-1
DECEMBER 31,2021

NET CAPITAL:

Total ownership equity from statement of financial condition		$ 14,430
Deductions:		
Non-allowable assets	354	
Haircuts	853	
Total deductions		1,207
Net capital		$ 13,223
Minimum dollar net capital		$ 5,000
Excess net capital		$ 8,223

10

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE II, SCHEDULE OF COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
DECEMBER 31,2021

Northbridge Financial Services is exempt from the Computation for Determination of Reserve Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed."

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.

SCHEDULE III, SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15C3-3 (EXEMPTION)
DECEMBER 31,2021

Northbridge Financial Services is exempt from the Information for Possession or Control Requirement for Broker/Dealer under Rule 15c3-3 of the Securities and Exchange Commission because of the exemption provided under Rule 15c3-3(k)(2)(i), as a broker/dealer, "who does not carry securities accounts for customers or perform custodial functions relating to customer securities, and as such a review of the practices and procedures over safeguarding securities was not performed."



CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
Northbridge Financial Services
f/k/a/ Hans, Christian, Anderson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Northbridge Financial Services identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northbridge Financial Services claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions), and (2) Northbridge Financial Services stated that Northbridge Financial Services met the identified exemption provisions throughout the most recent fiscal year without exception. Northbridge Financial Services management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northbridge Financial Services compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR Group, P.C.

Southfield, Michigan
March 23, 2022

13

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

NORTHBRIDGE FINANCIAL SERVICES
F/K/A HANS, CHRISTIAN, ANDERSON, INC.
EXEMPTION REPORT
Year Ended December 31, 2021

Northbridge Financial Services, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC") (17 C.F.R. 240, 17a-5), "reports to be made by certain Brokers and Dealers." The Exemption was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). Th the best of its knowledge and belief, the Company state the following:

a) The Company claimed an exemption from SEC Rule C.F.R. 240. 15c3-3 under the provisions of 17 C.F.R. 15c3(k)(2)(i).

b) The Company does not handle cash or securities on behalf of customers and therefore, met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k) throughout the year ended December 31, 2021, without exception.

_____ Date 3/21/22

Andrew C. Hans
President
Northbridge Financial Services
March 18, 2022